Exhibit 99.1
For immediate release

IMI TO PRESENT AT RODMAN & RENSHAW HEALTHCARE CONFERENCE

Toronto, Ontario (October 14, 2004) --- Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) today announced that management will present at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference, to be held at the Waldorf-Astoria Hotel in New York City, on October 26, 2004 at 3:30 p.m. (ET).

Dr. Brent Norton, President and Chief Executive Officer, will provide a corporate overview and an update on the company’s activities. A live webcast of Dr. Norton’s presentation will be available on IMI’s website at www.imimedical.com and subsequently archived for a period of 90 days.

"This presentation is just one of several initiatives we are pursuing to increase investor and public awareness of IMI within the U.S. and Canadian marketplaces," said Dr. Norton. "Commercialization of IMI’s first product, PREVU* Point of Care Skin Sterol Test, is advancing, and we are building strong momentum with our portfolio of cancer detection tests. This conference represents an important opportunity to showcase IMI’s growth potential and to strengthen our relationships with the investment community."

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regular filings.

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For more information, please contact:

Company Contact
Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@imimedical.com

U.S. Investor Contact
Jane Lin/John Nesbett
The Investor Relations Group
T: 212-825-3210
mail@investorrelationsgroup.com